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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                        ________________

                         Amendment No. 2

                               To

                         SCHEDULE 14D-9

         Solicitation/Recommendation Statement Pursuant
   to Section 14(d)(4) of the Securities Exchange Act of 1934
                        ________________

        CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                    (Name of Subject Company)

        CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
              (Names of Person(s) Filing Statement)

             Common Stock, Par Value $0.01 Per Share
                 (Title of Class of Securities)

                           167155 10 0
              (CUSIP Number of Class of Securities)

                        ________________

                         ROBERT SCHMIEGE
  Chairman of the Board, President and Chief Executive Officer
        Chicago and North Western Transportation Company
                     165 North Canal Street
                  Chicago, Illinois  60606-1551
                         (312) 559-7000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
          on Behalf of the Person(s) filing Statement)
                        ________________

                         With a copy to:

                      PAUL J. MILLER, ESQ.
                  Sonnenschein Nath & Rosenthal
                        8000 Sears Tower
                    Chicago, Illinois  60606
                         (312) 876-8074

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     This Amendment supplements and amends as Amendment No. 2 the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 23, 1995 and amended by Amendment No. 1 thereto filed on March 30, 1995 (the "Schedule 14D-9), by Chicago and North Western Transportation Company, a Delaware corporation (the "Company"), relating to the tender offer by UP Rail, Inc. (the "Purchaser"), a Utah corporation and an indirect wholly-owned subsidiary of Union Pacific Corporation, a Utah corporation ("Union Pacific"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 23, 1995, to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at $35 per Share, net to the sellers thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1995, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 8. Additional Information

     Item 8 of the Schedule 14D-9 is hereby supplemented by adding the following information:

     On March 30, 1995, the Court of Chancery in Delaware, in the case entitled Feiwel v. Martin, et al. (C.A. No. 14109), granted expedited discovery and scheduled a hearing on April 13, 1995, for (i) plaintiffs' motion for a preliminary injunction and (ii) defendants' motion to dismiss the case for lack of subject matter jurisdiction on grounds that the Interstate Commerce Commission is the exclusive forum to consider plaintiffs' purported claims. A copy of such order is attached hereto as Exhibit 35 and incorporated herein by reference.


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Item 9. Material to be Filed as Exhibits

     Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following information:

     Exhibit 35 - Order of the Court of Chancery in Delaware, in the case entitled Feiwel v. Martin, et al. (C.A. No. 14109), dated March 30, 1995, granting expedited discovery and scheduling a hearing on April 13, 1995, for (i) plaintiffs' motion for a preliminary injunction and (ii) defendants' motion to dismiss the case for lack of subject matter jurisdiction.

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SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         CHICAGO AND NORTH WESTERN
                         TRANSPORTATION COMPANY


                         By: /s/RONALD J. CUCHNA
                             ----------------------




Date: March 31, 1995



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                         EXHIBIT INDEX




     Exhibit No.                    Description
     -----------                    -----------

       99.35 Order of the Court of Chancery in Delaware, in the case entitled Feiwel v. Martin, et al. (C.A. No. 14109), dated March 30, 1995, granting expedited discovery and scheduling a hearing on April 13, 1995, for (i) plaintiffs' motion for a preliminary injunction and
                         (ii) defendants' motion to dismiss the
                         case for lack of subject matter
                         jurisdiction.